Exhibit 99.1

Trina Solar Announces Third Quarter 2013 Results

CHANGZHOU, China, November 19, 2013  — Trina Solar Limited (NYSE:  TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (“PV”) modules, solutions, and services, today announced its financial results for the third quarter of 2013.

Third Quarter 2013 Financial and Operating Highlights

•                  Solar module shipments were approximately 775 MW during the third quarter of 2013, an increase of 19.8% from the second quarter of 2013

•                  Net revenues were $548.4 million, an increase of 24.4% from the second quarter of 2013

•                  Gross profit was $83.4 million, an increase of 62.9% from the second quarter of 2013

•                  Gross margin was 15.2%, compared to 11.6% in the second quarter of 2013

•                  The Company recorded an accounts receivable provision of $9.9 million in the third quarter of 2013

•                  Operating income was $6.0 million, compared to an operating loss of $23.9 million in the second quarter of 2013

•                  Operating margin was 1.1%, compared to negative 5.4% in the second quarter of 2013

•                  Net income was $9.9 million, compared to a net loss of $33.7 million in the second quarter of 2013

•                  Earnings per fully diluted American Depositary Share (“ADS” and each ADS represents 50 of the Company’s ordinary shares) was $0.14, compared to loss per fully diluted ADS of $0.47 in the second quarter of 2013

“I am pleased to report that we have returned to profitability and delivered a better-than-expected performance across a number of key operating metrics. Our third quarter module shipments exceeded the high end of our expectations by almost 100 MW, driven by strong demand across most of our key markets,” said Mr. Jifan Gao, chairman and CEO of Trina Solar. “While average selling prices (“ASPs”) and polysilicon costs continue to stabilize in the third quarter, consolidation in the solar industry will also continue as it aligns more closely with supply. As a result of our ongoing efforts in improving our operational efficiency and controlling manufacturing costs, we achieved a further reduction in non-silicon costs, which contributed to notable quarter-on-quarter margin improvement.

“In the third quarter we saw continued strong demand in our key markets, driven in particular by increasing demand in China, North America, Japan and the UK, where we have further strengthened our leading positions. In the meantime, we continue to successfully achieve our aim of diversifying our geographical footprint, with non-EU markets now comprising a majority of our sales. We expect this diversification will continue to support sustainable growth in volume and revenues.

“Our decades-long investment in building a premier reputation globally for quality, reliable products and services has also produced great results in the domestic market, further enhanced by favorable industry conditions and regulatory environment. We have experienced a strong and growing demand for our products in China, where we continue to be seen as a preferred business partner.

“As a long-term goal, we are committed to investing in innovation and R&D to promote the ongoing development of the solar industry. Our Changzhou PV laboratory is one of the first PV laboratories in China to receive accreditation from China’s Ministry of Science and Technology as a State Key Laboratory of PV Science and Technology. This is a clear endorsement of Trina Solar’s ongoing efforts and expertise in solar innovation and R&D. We remain committed to the development of high-efficiency products tailored to the needs of our customers, with Trinasmart being the most recent example of our ongoing achievements on this front. We believe these efforts further enhance the recognition of our brand.

“On regulatory developments, the agreement reached between Europe and China that sets a minimum price for Chinese panels and a maximum cap on annual shipments provides a degree of certainty in Europe. While Europe will continue to be an important geographical region for sales and marketing, we are also committed to geographical diversification and continued expansion, in order to take advantage of favorable market conditions where they exist and limit exposure to risks associated with other markets.”

Recent Business Highlights

During the third quarter of 2013, the Company:

•                  Announced that it received the new International Electrotechnical Commission (IEC) 61730-2 standard certification with Class A Fire Safety from TUV Rheinland for its new frameless PDG5 modules. Trina Solar is the first manufacturer in Asia to obtain this certification.

•                  Announced the commercial availability of an enhanced version of its industry-leading Trinasmart modules, embedded with Smart Curve technology.

•                  Announced that it supplied 7 MW of photovoltaic modules to Ikaros Solar, a leading company dedicated to the installation of green solar energy systems, for an agricultural project at Goose Willow Farm in the town of Abington in the UK.

•                  Announced that it had redeemed, together with all accrued but unpaid interest, all remaining outstanding convertible senior notes due 2013 on July 15, 2013. With this redemption, Trina Solar has no outstanding convertible debt.

•                  Announced that it would provide 1.1 million of its 72-cell PV multi-crystalline modules (a total of 345 MW in DC power; equivalent to approximately 250 MW AC) to the Copper Mountain Solar 3 project in Boulder City, Nevada, USA.

•                  Announced that it held its 2013 annual general meeting of shareholders on September 3, 2013. Each of the proposals submitted for shareholder approval was approved.

Subsequent Events

Subsequent to the third quarter of 2013, the Company:

•                  Commented on the filing of an antitrust and unfair trade practice lawsuit by Energy Conversion Devices against Trina Solar and other China-based solar manufacturers in the U.S. District Court for the Eastern District of Michigan.

•                 Announced that Trinasmart solution won the 2013 Solar Industry Award in the System Integration category.

•                  Announced the completion of a 453 KW solar PV system on the rooftop of Exhibit Resources in Raleigh. This project, commissioned in July, is one of the few third-party owned commercial rooftop projects completed in North Carolina without the SunSense incentive.

•                  Announced that it entered into an agreement with Anesco to supply modules with a total generation capacity of 50 MW for use in projects across the UK in the third and fourth quarters of 2013. This is a continuation of a long-standing relationship between the two companies that has seen Trina Solar deliver over 90 MW since the turn of the year.

•                  Announced that the Company’s Changzhou PV laboratory has received accreditation from China’s Ministry of Science and Technology as a State Key Laboratory to develop PV technologies.

Third Quarter 2013 Results

Net Revenues

Net revenues in the third quarter of 2013 were $548.4 million, an increase of 24.4% sequentially and 84.0% year-over-year. Total shipments were 774.6 MW, compared to 646.6 MW in the second quarter of 2013 and 380.3 MW in the third quarter of 2012. The sequential increase in shipments was primarily due to robust demand from China, driven by a series of incentives introduced by the Chinese government to stimulate domestic solar demand. In addition, the substantial increase in sales in Japan driven by strong demand and company efforts in that market also contributed to the increase in total revenue.

Gross Profit and Margin

Gross profit in the third quarter of 2013 was $83.4 million, compared to a gross profit of $51.2 million in the second quarter of 2013 and $2.4 million in the third quarter of 2012.

Gross margin was 15.2% in the third quarter of 2013, compared to 11.6% in the second quarter of 2013 and 0.8% in the third quarter of 2012. The sequential increase was primarily due to a modest increase in the ASP of modules and decreases in costs per watt while the year-on-year increase in gross margin was primarily due to decreases in costs that exceeded declines in the ASP of modules.

Operating Expense, Income (Loss) and Margin

Operating expenses in the third quarter of 2013 were $77.4 million, an increase of 3.1% sequentially and a decrease of 1.2% year-over-year. The Company’s operating expenses represented 14.1% of its third quarter net revenues, a decrease from 17.0% in the second quarter of 2013 and 26.3% in the third quarter of 2012. The sequential decrease reflected our continued efforts to improve operational efficiency as we achieve bigger economies of scale. Operating expenses included an accounts receivable provision of $9.9 million and share-based compensation expenses of $1.4 million in the third quarter of 2013, compared to $8.7 million and $1.7 million, respectively, in the second quarter of 2013.

As a result of the foregoing, operating income in the third quarter of 2013 was $6.0 million, compared to an operating loss of $23.9 million in the second quarter of 2013 and an operating loss of $76.0 million in the third quarter of 2012. Operating margin was 1.1% in the third quarter of 2013, compared to negative 5.4% in the second quarter of 2013 and negative 25.5% in the third quarter of 2012.

Net Interest Expense

Net interest expense in the third quarter of 2013 was $12.0 million, compared to $11.0 million in the second quarter of 2013 and $13.8 million in the third quarter of 2012. The sequential increase in net interest expense was primarily due to an increase in average bank borrowings in the third quarter of 2013.

Foreign Currency Exchange Gain (Loss)

The Company had a foreign currency exchange gain of $8.0 million in the third quarter of 2013 net of changes in fair value of derivative instruments, compared to a net loss of $2.2 million in the second quarter of 2013 and a net gain of $18.2 million in the third quarter of 2012. This sequential net gain was primarily due to the appreciation of the Euro against the U.S. dollar.

Income Tax Benefit

Income tax benefit was $4.9 million in the third quarter of 2013, compared to $0.9 million in the second quarter of 2013 and $11.7 million in the third quarter of 2012.The sequential increase is primarily due to the improved operating results in the third quarter of 2013.

Net Income (Loss) and Earnings (Loss) per ADS

As a result of the foregoing, net income was $9.9 million in the third quarter of 2013, compared to a net loss of $33.7 million in the second quarter of 2013 and a net loss of $57.5 million in the third quarter of 2012.

Net margin was 1.8% in the third quarter of 2013, compared to negative 7.6% in the second quarter of 2013 and negative 19.3% in the third quarter of 2012. Earnings per fully diluted ADS were $0.14 in the third quarter of 2013. The impact of the additional accounts receivable provision was approximately $0.14 per ADS.

Financial Condition

As of September 30, 2013, the Company had $557.8 million in cash and cash equivalents and restricted cash. Total bank borrowings were $1,101.7 million, of which $965.6 million were short-term borrowings. The Company decreased its long-term borrowings by $10.9 million to approximately $136.1 million as of September 30, 2013, from $147.0 million as of June 30, 2013.

Shareholders’ equity was $801.8 million as of September 30, 2013, an increase from $791.2 million at the end of the second quarter of 2013.

Fourth Quarter and Fiscal Year 2013 Guidance

During the fourth quarter of 2013, the Company expects to ship between 760 MW to 790 MW of PV modules.

The Company believes its overall gross margin for the fourth quarter, taking into account wafer and cell quantities outsourced from third party suppliers to meet demand in excess of its internal capacity and other needs will be in the mid-teens in percentage terms. Such guidance is based on the exchange rate between the Euro and the U.S. dollar as of November 19, 2013.

For the full year 2013, the Company revises its previous PV module shipment guidance of between 2.3 GW and 2.4 GW to 2.58 GW and 2.62 GW.

Operations and Business Outlook

Manufacturing Costs

In the third quarter of 2013, the Company continued its efforts to reduce manufacturing costs, achieving a reduction of low single digit in percentage terms from a quarter ago. The sequential decrease in non-silicon manufacturing costs were primarily due to improved supply chain cost control, increased utilization of the Company’s in-house manufacturing capacities, as well as increases in the Company’s module efficiencies and improvements in its manufacturing processes.

As a result of continued improvement in operational efficiency in the third quarter of 2013 compared to the second quarter of 2013, the Company experienced a decrease in silicon cost per watt in its module manufacturing business quarter-on-quarter.

2013 Manufacturing Capacity

As of September 30, 2013, the Company’s annualized in-house ingot and wafer production capacity remained approximately 1.2 GW and its PV cell and module production capacity remained approximately 2.4 GW.

Project Development

Our 50 MW solar power plant project in Wuwei, Gansu continues to progress well. The project connected to the grid on schedule in September 2013 and is already generating a stable electricity output. Power generation also means the plant is able to realize feed-in-tariff income once the operator processes the payment commitment.. The project has attracted interest from a number of potential buyers, and Trina Solar is currently engaged in discussions that may or may not result in the sale of the assets, subject to which option offers the greatest value for Trina Solar’s shareholders. We will continue to keep the market informed of any developments as appropriate.

The Company continues to source project opportunities inside and outside of China. The commencement of a project is subject to a number of factors, some of which are beyond the Company’s control, such as the availability of network transmission and interconnection facilities, as well as the attainment of certain project rights, including land use rights and the right to construct manufacturing facilities in the relevant locations.

Conference Call

The Company will host a conference call at 8:00 a.m. U.S. ET on Nov. 19, 2013, to discuss the results for the quarter ended September 30, 2013. Joining Jifan Gao, Chairman and CEO of Trina Solar, will be Terry Wang, Chief Financial Officer, Zhiguo Zhu, Senior Vice President and President of Trina Solar’s Module Business Unit, and Yvonne Young, Head of Investor Relations. Supplemental information will be made available on the Investors Section of Trina Solar’s website at www.trinasolar.com. To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: +1 (800) 884-2382. International callers should dial +1 (660) 422-4933. The conference ID for the call is 9738-5661.

If you are unable to participate in the call at this time, a replay will be available from 11:30 a.m. U.S. ET on November 19 through 11:59 p.m. U.S. ET on December 3. To access the replay, dial +1 (855) 859-2056, international callers should dial +1 (404) 537-3406, and enter the conference ID 9738-5661.

This conference call will be broadcast live over the Internet and can be accessed by all interested parties on Trina Solar’s website at www.trinasolar.com. To listen to the live webcast, please go to Trina Solar’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Trina Solar’s website for 90 days.

About Trina Solar Limited

Trina Solar Limited (NYSE:  TSL) is a global leader in photovoltaic modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The company’s industry-shaping position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance its activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Trina Solar Limited

Unaudited Condensed Consolidated Statements of Operations

(US dollars in thousands, except ADS and share data)

	For the Three Months Ended
	Sep. 30, 2013	Jun. 30, 2013	Sep. 30, 2012
Net revenues	$548,386	$440,725	$297,974
Cost of revenues	464,955	389,507	295,618
Gross profit	83,431	51,218	2,356
Operating expenses
Selling expenses	37,511	37,279	32,217
General and administrative expenses	35,527	33,709	38,156
Research and development expenses	4,360	4,085	7,934
Total operating expenses	77,398	75,073	78,307
Operating income (loss)	6,033	(23,855)	(75,951)
Foreign exchange gain (loss)	8,050	(2,626)	16,638
Interest expenses	(13,355)	(11,507)	(15,597)
Interest income	1,335	466	1,808
(Loss) gain on change in fair value of derivative	(79)	451	1,558
Other income, net	2,995	2,528	2,353
Income (loss) before income taxes	4,979	(34,543)	(69,191)
Income tax benefit	4,918	893	11,736
Net income (loss)	9,897	(33,650)	(57,455)
Loss (income) attributable to the noncontrolling interest	4	—	(5)
Net income (loss) attributable to Trina Solar Limited	$9,901	$(33,650)	$(57,460)
Earnings (loss) per ADS*
Basic	$0.14	$(0.47)	(0.81)
Diluted	$0.14	$(0.47)	(0.81)
Weighted average ADS outstanding*
Basic	71,017,284	70,873,548	70,751,231
Diluted	71,757,097	70,873,548	70,751,231

*    “ADS” refers to any of our American depository shares, each representing 50 ordinary shares.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(US dollars in thousands)

	For the Three Months Ended
	Sep. 30, 2013	Jun. 30, 2013	Sep. 30, 2012
Net income (loss)	$9,897	$(33,650)	$(57,455)
Other comprehensive (loss) income:
Foreign currency translation adjustments	(1,021)	(172)	1,263
Comprehensive income (loss)	8,876	(33,822)	(56,192)
Loss (income) attributable to non-controlling interest	4	—	(5)
Comprehensive income (loss) attributable to Trina Solar Limited	$8,880	$(33,822)	$(56,197)

Trina Solar Limited

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	Sep. 30	Jun. 30	Sep. 30
	2013	2013	2012
ASSETS
Current assets:
Cash and cash equivalents	$448,602	$546,816	$599,887
Restricted cash	109,180	72,401	103,487
Inventories	278,124	315,138	367,126
Project assets, current portion	58,948	52,772	6,660
Accounts receivable, net	603,009	478,005	469,300
Current portion of advances to suppliers, net	65,518	64,053	70,046
Prepaid expenses and other current assets, net	98,455	136,966	120,353
Total current assets	1,661,836	1,666,151	1,736,859
Property, plant and equipment, net	838,841	852,793	903,083
Project assets, net of current portion	10,271	9,616	30,077
Land use rights, net	43,451	43,644	42,130
Advances to suppliers, net of current portion	69,405	66,013	98,739
Investment in equity affiliates	12,899	10,963	14,618
Deferred income tax assets, net	62,411	50,607	33,130
Other noncurrent assets	1,364	1,632	1,878
TOTAL ASSETS	$2,700,478	$2,701,419	$2,860,514

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	$965,569	$973,042	$689,742
Accounts payable	573,744	539,048	474,972
Convertible senior notes	—	57,007	88,582
Accrued expenses and other current liabilities	122,316	97,251	122,985
Total current liabilities	1,661,629	1,666,348	1,376,281
Long-term bank borrowings, excluding current portion	136,136	146,990	431,023
Accrued warranty costs	76,924	71,964	67,550
Other noncurrent liabilities	23,765	24,736	15,963
Total liabilities	1,898,454	1,910,038	1,890,817

Ordinary shares	40	40	40
Additional paid-in capital	661,304	659,619	656,801
Retained earnings	127,905	118,004	302,573
Accumulated other comprehensive income	12,546	13,568	10,083
Total Trina Solar Limited shareholders’ equity	801,795	791,231	969,497
Non-controlling interest	229	150	200
Total equity	802,024	791,381	969,697
TOTAL LIABILITIES AND EQUITY	$2,700,478	$2,701,419	$2,860,514

For further information, please contact:

Trina Solar Limited	Brunswick Group
Terry Wang, CFO	Ilse Schache
Phone: + (86) 519-8548-2008 (Changzhou)	Email: trina@brunswickgroup.com
Phone: + (86) 10-6566-2256 (Beijing)

Yvonne Young
Head of Investor Relations
Phone: + (86) 519-8517-6878 (Changzhou)
Email: ir@trinasolar.com